UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

SG Blocks, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

78418A505

(CUSIP Number)

Larry G. Swets, Jr.

105 S. Maple

Itasca, Illinois 60143

Copy to:

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A505
1	NAMES OF REPORTING PERSONS Larry G. Swets, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,157 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,157 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,157 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on an aggregate of 1,610,524 shares of Common Stock outstanding as of April 1, 2020, including (i) 1,170,524 shares as reported by the Issuer in its annual report on Form 10-K for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission on March 30, 2020, and (ii) 440,000 shares issued in the primary offering of the Issuer's Common Stock announced on April 1, 2020.

This Amendment No. 1 (this "Amendment") amends and restates in its entirety the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on March 16, 2020, relating to the Reporting Person’s beneficial ownership of the Common Stock of the Issuer.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares Common Stock, par value $0.01 per share (the “Common Stock”), of SG Blocks, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 195 Montague Street, 14th Floor, Brooklyn, New York 11201.

Item 2. Identity and Background.

This Schedule 13D is filed by Larry G. Swets, Jr. (the “Reporting Person”).

The Reporting Person’s address is 105 S. Maple, Itasca, Illinois 60143.

The Reporting Person is the managing member of Itasca Financial LLC, located at 105 S. Maple, Itasca, Illinois 60143.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or

(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the personal funds of Larry G. Swets, Jr. A total of $293,762.05 was paid to acquire the shares of Common Stock reported herein.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities reported herein for investment purposes and intends to review his investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to: the Issuer continuing to raise capital, changes in the Issuer's strategic direction, financial position and price of the Common Stock, conditions in the securities markets, factors relating to COVID-19, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Person’s ownership in the Issuer, and general economic and industry conditions, the Reporting Person may in the future take actions with respect to his investment in the Issuer as he deems appropriate, including changing his current intentions, with respect to any or all matters required to be disclosed in this Amendment. Without limiting the foregoing, the Reporting Person may, from time to time, acquire or, dispose of some or all of his Common Stock or other securities of the Issuer or continue to hold Common Stock or other securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2020	/s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.